CHILCO RIVER HOLDINGS INC.
355 Lemon Avenue, Suite C
Walnut, CA 91789

January 10, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Chilco River Holdings Inc. – SEC File No. 000-50911 Responses to the Securities and Exchange Commission Staff Comments dated January 6, 2006 Regarding Item 4.01 Form 8-K Filed on January 4, 2006

Ladies and Gentlemen:

        On January 4, 2006, Chilco River Holdings Inc. (the “Company”) filed a current report on Form 8-K (the “Form 8-K”) with the Securities and Exchange Commission (“SEC”). The staff of the SEC (the “Staff”) issued the Company a letter on January 6, 2006 containing its comments to the Form 8-K. Set forth below are the Company’s responses to the Staff’s comment letter dated January 6, 2006.

Staff Comment No. 1.

Please correct your Commission File Number indicated on the cover of your Form 8-K to be No. 000-50911.

The Company’s Response: The Company has corrected the Commission File Number indicated on the cover of Form 8-K.

Securities and Exchange Commission
File No. 000-50911
January 10, 2006

Staff Comment No. 2.

Since the Item 4 disclosures on Form 8-K were filed on January 4, 2006, the letter from the former accountant required by Item 304(a)(3) of Regulation S-B stating whether the former accountant agrees with the disclosures is due by January 18, 2006. Provide the former accountant with a copy of the disclosures and comply with the requirements of Item 304(a)(3) of Regulation S-B.

The Company’s Response:   The Company has filed the letter from its former account required by Item 304(a)(3) of Regulation S-B with its amended Form 8-K.

The Company hereby acknowledges:

          (a)        that the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

          (b)        that Staff comments, or changes to the Company’s disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to a filing; and

          (c)        that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Respectfully submitted, /s/ Tom Liu Tom Liu Chief Executive Officer